Mail Stop 6010
U.S. Mail

October 27, 2006

Mr. David R. White
Chairman and CEO
IASIS Healthcare LLC
Dover Centre
117 Seaboard Lane, Building E
Franklin, TN 37067

> **Re:** **IASIS Healthcare LLC**
> **Form 10-K for the fiscal year ended September 30, 2005**
> **Filed December 23, 2005**
> **File No. 333-117362**

Dear Mr. White:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief